October 30, 2013
Via EDGAR and E-mail
United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re: CST Brands, Inc.
Registration Statement on Form S-1
Filed September 13, 2013
File No. 333-191162

Dear Ms. Ransom:
Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission, CST Brands, Inc. (the “Company”) hereby submits proposed additional disclosure regarding the financial results of the Company for the third quarter of 2013 to be included in the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company. The following disclosure will be included in a future amendment to the Registration Statement within the “Summary” section:
Recent Developments
Third Quarter 2013 Update
Although our financial statements for the three and nine months ended September 30, 2013 are not yet complete, certain preliminary estimated financial information is available. Based on such preliminary estimated financial information, we estimate the following consolidated and combined statements of income information (in millions of dollars):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Operating revenues	$3,316	$3,382	$9,715	$9,939
Operating Income	$68	$35	$178	$218
Income before income tax expense	$59	$36	$164	$219
Net income	$41	$24	$105	$146
Consolidated cash balances as of September 30, 2013 were approximately $424 million and total debt and capital lease obligations outstanding was approximately $1.048 billion as of September 30, 2013.

United States Securities and Exchange Commission
October 30, 2013

The above information does not represent a comprehensive statement of our financial results for the three and nine months ended September 30, 2013. The final comprehensive statement of our financial results for the three and nine months ended September 30, 2013 may vary from our current expectations and may be materially different from the information described above as our quarterly financial statement close process is not yet complete and additional developments and adjustments may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the preliminary estimated financial information.
The final financial results for the three months and nine months ended September 30, 2013 may vary from our expectation and may be materially different from the information described above as the quarterly financial statement close process is not complete and additional developments and adjustments may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the preliminary estimated financial information.
Capital Expenditures
We expect total capital expenditures for 2013 to be approximately $220 million, which includes nonrecurring capital costs associated with IT infrastructure of approximately $18 million.
* * * * *
The Company seeks confirmation from the Staff that it may launch the offering with such additional disclosure included in a future amendment to the Registration Statement to be filed prior to launch of the offering.
Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,

/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller